UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Laureate Education, Inc.
(Name of Issuer)

Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

Nancy Hung

c/o Wengen Alberta, Limited Partnership

c/o Laureate Education, Inc.

650 South Exeter Street

Baltimore, Maryland 21202

with a copy to:

Lillian Tsu, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Tel: (212) 225-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
Wengen Alberta, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,225,572

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,225,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,225,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.22%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D

1	NAMES OF REPORTING PERSONS
Wengen Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,225,572

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,225,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,225,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.22%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

Explanatory Note

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the shares of Class A Common Stock par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership (“Wengen”) and Wengen Investments Limited (“Wengen GP” and, together with Wengen, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 to such Schedule 13D filed on April 25, 2018, November 15, 2018, November 21, 2018, June 19, 2019, September 23, 2019, March 24, 2021, April 6, 2021 and November 9, 2021, respectively (as so amended, the “Statement”).

This Amendment No. 9 is being filed by the Reporting Persons to report the sale by Wengen of shares of Class A Common Stock. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

(a)-(f)    This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)   Wengen; and

(ii)  Wengen GP.

Wengen GP is the General Partner of Wengen.  The limited partnership interests in Wengen are held by certain investors.

The business address, present principal occupation or employment and citizenship of each director of Wengen GP as of November 15, 2023 and the number of shares of Class A Common Stock beneficially owned by each such director are listed on Schedule I hereto.

(b)  The address of the principal business office of each of the Reporting Persons is:

c/o Laureate Education, Inc.

650 South Exeter Street

Baltimore, MD 21202

(c) Wengen is principally engaged in the business of investing in the Issuer.  Wengen GP is principally engaged in the business of being the general partner of Wengen.

(d)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

The information set forth in Items 2, 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

On November 14, 2023, Wengen sold shares of Class A Common Stock, that are currently held by Wengen, through one or more trades under Rule 144 of the Securities Act of 1933 (the “Rule 144 Sale”). With Goldman Sachs & Co. LLC acting as broker in this Rule 144 Sale, between November 14 and November 15, 2023, Wengen, as selling stockholder, sold an aggregate of 1,630,012 shares of Class A Common Stock through a combination of unregistered block trades and market sales.

From time to time, Wengen may undertake a review of its portfolio. As part of this review, Wengen may effect one or more further sales of Class A Common Stock. Any such sales, which may be undertaken at any time without further notice, may take a number of forms, including registered public offerings effected pursuant to Wengen’s registration rights under the Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among Wengen, the Issuer and the other parties thereto, as amended (the “Wengen Securityholders Agreement”) (which offerings may be underwritten and/or marketed), unregistered or registered block trades, unregistered market or private sales, pledges, hedges, forward sales and other derivative transactions.

Decisions to effect any such sales, as well as the size and timing thereof, are also subject to a number of factors outside of the control of Wengen, including current and anticipated future trading prices of the shares of Class A Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and/or business opportunities available to the Reporting Persons, strategic considerations in respect of the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Wengen will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Class A Common Stock that may be sold by Wengen, if any, is not ascertainable.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Statement are hereby amended and restated to read as follows:

The information set forth in Items 2, 3, 4 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). As of November 15, 2023, following the Rule 144 Sale, the Reporting Persons may be deemed to beneficially own, in the aggregate, 19,225,572 shares of Class A Common Stock, which represent, in the aggregate, approximately 12.22% of the outstanding shares of the Class A Common Stock, calculated pursuant to the Exchange Act and based on information provided by the Issuer.

Pursuant to the provisions of the Wengen Securityholders Agreement, Wengen GP will vote the shares of Class A Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing such investor’s pro rata interest in Wengen.

From time to time, the Wengen Investors and certain of their affiliates separately make Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Nancy Hung
Name:	Nancy Hung
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Nancy Hung
Name:	Nancy Hung
Title:	Director

SCHEDULE I

DIRECTORS OF WENGEN GP

The following sets forth, as of November 15, 2023 the name, business address, principal occupation of each director of Wengen GP, the number of shares of the Issuer’s Class A Common Stock beneficially owned by each such director and a description of any transactions in the Issuer’s Class A Common Stock that were effected during the past sixty days by each such director. Each director is a citizen of the United States, except for Pedro del Corro who is a citizen of the Kingdom of Spain.

Director and Business Address	Principal Occupation	Shares of Class A Common Stock Beneficially Owned	Transactions in the Issuer’s Class A Common Stock Within 60 Days
Andrew B. Cohen c/o Cohen Private Ventures LLC, 55 Hudson Yards New York, New York 10001	Chief Investment Officer Cohen Private Ventures, LLC	See Footnote (1)	None
Pedro del Corro c/o Torreal Sociedad de Capital Riesgo S.A. C. de Fortuny, 1, 28010 Madrid, Spain	Senior Advisor and Member of the Family Counsel Torreal	90,177	None
Nancy Hung c/o Cohen Private Ventures LLC, 55 Hudson Yards New York, New York 10001	Head of Private Equity and Co-Head of Portfolio Management Cohen Private Ventures, LLC	See Footnote (1)	None
Ian Snow c/o Snow Phipps Group, LLC 667 Madison Avenue New York, New York 10065	Chief Executive Officer and Co-Founding Partner Snow Phipps Group, LLC	See Footnote (2)	None

(1) Information concerning the director’s beneficial ownership of Class A Common Stock is incorporated herein by reference to the Schedule 13D filed by Cohen Private Ventures, LLC on November 8, 2021.

(2) Information concerning the director’s beneficial ownership of Class A Common Stock is incorporated herein by reference to the Schedule 13D filed by Snow Phipps on November 9, 2021.